Exhibit 99.1

Moolec Becomes First Molecular Farming Company
to Achieve USDA Approval for Plant-Grown Animal Proteins

Luxembourg. April 22, 2024 - Moolec Science SA (NASDAQ: MLEC; “The company”), a Molecular Farming food-ingredient company, announced today that the Animal and Plant Health Inspection Service (“APHIS”) of the U.S. Department of Agriculture (“USDA”) has concluded its Regulatory Status Review (“RSR”) for Moolec’s genetically engineered (“GE”) soybean Piggy Sooy™. See post online here: https://www.aphis.usda.gov/sites/default/files/23-234-01rsr-response.pdf 1.

The USDA-APHIS RSR determines that Moolec’s genetically engineered soybean, accumulating animal meat protein, is unlikely to pose an increased plant pest risk relative to non-engineered soybeans. Therefore, it is not subject to the APHIS regulation that governs the movement of organisms modified or produced through genetic engineering (as described in 7 CFR part 340).

“Moolec embraced Nasdaq’s slogan ‘Rewrite Tomorrow’ and took it literally! We achieved an unprecedented milestone in biotechnology with the first-ever USDA-APHIS approval of this kind,” stated Gastón Paladini, Moolec Science’s CEO & Co-Founder. “We are unlocking the power of plants by leveraging science to overcome climate change and global food security concerns. I am very proud of the Moolec team, creating value for shareholders and the planet at the same time”.

This milestone reinforces Moolec’s B2B go-to-market strategy for Piggy Sooy™ product, an innovative, functional, and nutritious ingredient. By adding a well-known animal meat protein (porcine myoglobin) to the standard soybean proteins, the company expects to provide food and dietary supplement manufacturers with a unique ingredient that will have a positive carbon and water footprint.

Martin Salinas, Chief of Technology & Co-Founder at Moolec, enthusiastically announced: “We believe this milestone sets the stage for a revolution in the food-industrial biotech landscape, paving the way for expedited adoption of Molecular Farming technology by other industry players. Also, this compelling advancement signifies a stride in enhancing our operational efficiency, transforming our methods of raw material sourcing, and optimizing our downstream crushing and processing operations.”

In June 2023, the company announced that Piggy Sooy™ seeds had achieved high levels of expression of pork protein (up to 26.6% of the total soluble protein) and had patented their technology. The company clarifies that Piggy Sooy™ development is set to keep moving forward completing the necessary consultation with the United States Food and Drug Administration (“FDA”). Moolec declares to be engaged in the consultation process with the FDA, representing the next pivotal regulatory milestone preceding the commercial availability of Piggy Sooy™ ingredient.

[1]	In the first paragraph of the USDA-APHIS online response letter, please note that the term “gene editing” should be understood as “genetic engineering” due to an unintentional error that may be addressed in the coming days.

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins, for good and for all. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like soybean, pea, and safflower to produce oils and proteins. Moolec also has an industrial and commercial R&D capability to complement the company’s Molecular Farming technology. Moolec secures a growing international patent portfolio (25+, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Contacts:

●	Press & Media inquiries: comms@moolecscience.com
●	Investor Relations inquiries: MoolecIR@icrinc.com | ir@moolecscience.com